Churchill Financial, LLC
Notes to Financial Statements
For the Year Ended December 31, 2019

Note 1 – Nature of Business and Significant Accounting Policies

Churchill Financial, LLC (the Company) is a broker/dealer in securities registered with the Securities and Exchange Commission under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a correspondent broker/dealer. In addition, the liability of the members of the Company is limited to the member's total capital contributions.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). The Accounting Standards Codification (ASC) as produced by the Financial Accounting Standards Board (FASB) is the sole source of authoritative GAAP.

Adopted and Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases. The standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use ("ROU") asset and lease liability on the statement of financial condition at the date of lease commencement. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company is also required to recognize and measure leases existing at, or entered into after, the beginning of the earliest period presented using a modified retrospective approach, with certain practical expedients available.

The Company adopted the standard as of January 1, 2019. The standard had a material impact on the statement of financial condition, but did not have an impact on the statement of income. The most significant impact was the recognition of a ROU asset and lease liability for an operating lease. The ROU asset and operating lease liability recorded as of January 1, 2019 was $112,988. The adoption of ASU 2016-02 had no impact on members' equity or cash from or used in operating, investing or financing activities on the cash flow statement.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses*. The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the income statement will reflect the measurement of credit losses for newly-recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This standard will be effective for the calendar year ending December 31, 2020.

Adopted and Recent Accounting Pronouncements (Continued)

The Company is currently in the process of evaluating the impact of adoption of ASU 2016-13 on the financial statements.

The accounting policies followed by the Company are as follows:

Statement of Income

For purposes of this statement, the Company recognizes commissions and related clearing expenses on a settlement date basis as security transactions occur.

Revenue Recognition

We generate commission revenue, which occurs when clients trade securities and for which our performance obligation is fulfilled on the trade date, and investment advisory fees, for which the performance obligation is performed over time.

Advisory fees are billed to clients on a calendar quarter at the beginning of that period, using values as of the last business day of each immediately preceding calendar quarter. The value of the assets in an advisory account on the billing date determines the amount billed, and accordingly, the revenues earned in the following three month period. Advisory revenues collected and agreed to by the client average 1.0% of the underlying assets as of December 31, 2019.

Statement of Cash Flows

For purposes of this statement, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At various times throughout the year, the Company may have balances in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Income Taxes

The Company is organized as a limited liability company and has elected to be taxed as a partnership for Federal income tax purposes. Therefore, net income for Federal and State income tax purposes is passed through to the members personally. Income tax expense represents local income taxes for the year ending December 31, 2019.

The Company recognizes uncertain tax positions using the "more-likely-than-not" approach as defined in the ASC. No liability for uncertain tax positions has been recorded in the accompanying financial statements. The Company's 2016-2019 federal tax years remain open and subject to examination.

Use of Estimates

Preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those reported.

Accounts Receivable

Management considers all accounts receivable to be collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of three to five years.

Advertising Costs

The Company expenses advertising costs as incurred. There was $756 in advertising expense for the year ended December 31, 2019.

Subsequent Events

Subsequent events for the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm which represents the date the financial statements were available to be issued.

Note 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

Note 2 – Net Capital Requirements (Continued)

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2019 or the procedures followed in making the periodic computation required. At December 31, 2019, the Company had net capital of $266,470 and net capital requirements of $5,000. The ratio of aggregate indebtedness to net capital was 0.4518 to 1 at December 31, 2019. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 – Possession or Control Requirements

The Company adheres to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by transmitting all customer funds and securities to the clearing broker who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

Note 4 – Concentration of Risk

Substantially all commissions earned by the Company were received from trades directed by one investment management firm, Cullinan Associates, Inc. Certain members of the Company are also stockholders of Cullinan Associates, Inc.

Note 5 – Simplified Employee Pension Plan

The Company has a Salary Deferral Simplified Employee Pension plan (SAR-SEP), whereby it may (but is not required to) make discretionary contributions on behalf of employees who have been with the Company for two years or more. In addition, eligible employees may make contributions to the SEP. There were $159,738 of Company contributions during the year.

Note 6 – Operating Leases

The Company determines if an arrangement is a lease at inception. The Company has one operating lease which is included as an operating lease ROU asset and operating lease liability on the statement of financial condition.

Note 6 – Operating Leases (continued)

The ROU asset represents the Company's right to use an underlying asset for the lease term and the lease liability represents the Company's obligation to make lease payments arising from the lease. The operating lease ROU asset and liability are recognized at commencement date based on the present value of fixed lease payments over the lease term. In determining the present value of fixed lease payments, the Company used a risk free rate of return of 3% which is a practical expedient allowed if no rate implicit in the lease. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The operating lease contains lease and non-lease components, which are accounted for separately in accordance with another practical expedient selection.

The Company has a five year lease agreement as assignee, under a lease agreement that Cullinan Associates (see Note 4) has with a lessor. The lease period is August 2017 through October 2022. Terms of the lease require monthly rent payments of $2,517 which increase annually during the term of the lease. The lease also requires the Company to pay a portion of the building operating expenses based on the Company's pro rata occupancy. The building operating expense is adjusted annually and the costs allocated to it are explicit in the lease agreement. Lease expense under the operating lease totaled $31,174 for the year ended December 31, 2019. The balance of the ROU asset and lease liability was $84,748 and $82,694, respectively, at December 31, 2019.

Supplemental cash information related to leases is as follows:

Cash paid for amounts included in the measurement of lease liability	$ 33,229
Right-of-use asset obtained in exchange for lease obligation	$ 112,988

Future minimum rent payments required under this lease are as follows:

2020	$ 31,056
2021	$ 31,432
2022	$ 23,785
Total	$ 86,273